Points International Announces New Deal with Choice Hotels

Company Continues to Expand Hotel Offerings and Drive New Alliances with Reseller Model

TORONTO, October 2, 2007 – Points International Ltd. (PIL) (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—today announced that it has entered into a strategic alliance with Choice Hotels International, Inc. (NYSE:CHH). Members of the Choice Privileges® rewards program will now be able to buy points for themselves and gift points to others. Points International will take the principal role in the operations, marketing and commercial transaction support for these new products.

"We are clearly showing traction in the market with our reseller model and are pleased to add Choice Hotels, to our expanding number of leading hotel offerings," said Points International CEO Rob MacLean. "Our partners are recognizing the favorable value proposition we can offer with our full service solution and we continue to develop strong new relationships to drive customer loyalty and deliver exceptional service."

As the 2007 Freddie Award winner for the Best Hotel Frequent Guest Program Award, Choice Hotels adds to Points.com’s growing list of clients made up of the world’s leading loyalty programs.

"Choice Hotels is committed to guest satisfaction and operational excellence and by entering into a strategic alliance with Points.com, we will now be able to offer our members even more options and flexibility," said Gregory Brown, vice president, Choice Privileges for Choice Hotels.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Choice Hotels

Choice Hotels International franchises more than 5,400 hotels, representing more than 445,000 rooms, in the United States and 38 countries and territories. As of June 30, 2007, 858 hotels are under development in the United States, representing 67,740 rooms, and an additional 85 hotels, representing 8,007 rooms, are under development in more than 20 countries and territories. The company's Cambria Suites, Comfort Inn, Comfort Suites, Quality, Clarion, Sleep Inn, Econo Lodge, Rodeway Inn, MainStay Suites and Suburban Extended Stay Hotel brands serve guests worldwide.

Additional corporate information may be found on Choice Hotels’ Internet site, which may be accessed at www.choicehotels.com.

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com

Corporate website: www.points.com/corporate

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392,
peter.lockhard@points.com.